September 8, 2009

Amanda Ravitz

Branch Chief – Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc. Registration Statement on Form S-1 File No. 333-146733

Dear Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Speedemissions, Inc. hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective on Thursday, September 10, 2009, or as soon as possible thereafter.

The Company hereby acknowledges the following in making this request for acceleration of the effective date of the Registration Statement:

•

that should the Securities and Exchange Commission (the “SEC”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•

that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned further confirms that registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of common stock under the Registration Statement.

Very truly yours,

Speedemissions, Inc.

Michael S. Shanahan

Chief Financial Officer

cc: Jennifer M. Moseley

Burr & Forman LLP

420 North 20th Street, Suite 3400

Birmingham, Alabama 35203